Joseph L. Pittera, Esq.      SB#170660
Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063

E-mail: evlam2000@aol.com
Attorneys for Debtor:
VALCOM, INC.

# UNITED STATES BANKRUPTCY COURT

# CENTRAL DISTRICT OF CALIFORNIA

| | |
|---|---|
| In re<br><br>VALCOM, INC.<br><br>                         Debtor | Bk. No. LA07-15984-ER<br><br>In a Case Under Chapter<br>11 of the Bankruptcy Code<br>(11 U.S.C. § 1101 et seq.)<br><br>**VALCOM, INC.'S SECOND AMENDED PLAN OF REORGANIZATION**<br><br>**Disclosure Statement Approval Hearing**<br><br>Date:   July 1, 2008 (only in the event of any newly filed objection)<br>Time:   10:00 a.m.<br>Ctrm:  Courtroom 1568<br>        255 East Temple Street<br>        Los Angeles, CA 90012<br><br>**Plan Confirmation Hearing**<br><br>Date:   August 5, 2008<br>Time:   10:00 a.m.<br>Ctrm:  Courtroom 1568<br>        255 East Temple Street<br>        Los Angeles, CA 90012 |

# TABLE OF CONTENTS

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# I.

# <u>INTRODUCTION</u>

VALCOM, INC. is the Debtor in the above pending Chapter 11 bankruptcy case (the "Debtor").

On July 16, 2007, the Debtor commenced a bankruptcy case by filing a voluntary Chapter 11 petition under the United States Bankruptcy Code, 11 U.S.C. §101 et seq. ("Bankruptcy Code"), in the United States Bankruptcy Court, Central District of California (the "Court"). This document is the Second Amended Chapter 11 Plan ("Plan") proposed by the Debtor as Plan proponent. It amends and supersedes the initially filed Plan and the First Amended Plan, and incorporates various changes and modifications based upon previous comments and observations received from the Office of the U.S. Trustee and the Court.

Enclosed in the same envelope with this Plan is the Debtor's Second Amended Disclosure Statement (the "Disclosure Statement") which has been approved by the Court as containing adequate information in order to allow creditors of the Debtor to make an informed decision on whether to accept or reject the Plan, and which Disclosure Statement is provided to help you understand the Plan.

This is a plan of "reorganization". In other words, the Debtor seeks to emerge from Chapter 11 as a going concern and to distribute payments to all holders of allowed Administrative, Priority Tax, Priority Non-Tax, and General Unsecured claims pursuant to the Plan based on accumulated cash on hand and through cash generated from ongoing business operations. The "effective date" of the proposed Plan is contemplated to be on or about August 15, 2008 (the "Effective Date").

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**II.**

## CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

**A.      General Overview**

As required by the Bankruptcy Code, the Plan classifies claims and interests in various Classes according to their right to priority of payments as provided in the Bankruptcy Code. The Plan states whether each Class of claims or interests is impaired or unimpaired.  The Plan provides for the treatment of each Class, and for the cash payments that each Class of creditors will receive (and for the existing equity interests and rights that equity security holders will retain) under the Plan.

**B.      Unclassified Claims**

Certain types of claims are not placed into voting classes; rather they are appropriately unclassified.  They are not considered impaired and they do not vote on the Plan because they are automatically entitled to specific treatment provided for them in the Bankruptcy Code and are deemed to have accepted the Plan.  As such, the Debtor has not placed the following claims in a Class, the treatment of which claims is described below.

**1.      Administrative Expenses**

Administrative expenses are claims for costs or expenses of administering the Debtor's Chapter 11 case which are allowed under §507(a)(1) of the Bankruptcy Code.  The Bankruptcy Code requires that all administrative expense claims be paid in cash on the Effective Date of the Plan, unless a particular claimant agrees to a different treatment (i.e., post-petition vendors or service providers paid in the ordinary course).

The following chart lists all of the Debtor's § 507(a)(1) administrative expense claims and their treatment under this Plan:

| NAME | AMOUNT OWED | TREATMENT |
|---|---|---|
| | | |
| Joseph L. Pittera, Esq. (Debtor's sounsel) | $25,000.00 | To be Paid In Full Upon Application to and Approval by the Court |
| Office of the U.S. Trustee (Statutory fees) | $4,950.00 (est.) | To be Paid In Full On The Effective Date |
| Bankruptcy Clerk's Office | None | None |
| Benedon & Serlin (Debtor's special counsel) | $1,108.04 | To be paid in Full Upon Application to and Approval by the Court |
| Paul Beechen, Esq. (Debtor's special counsel) | $1,500.00 (est.) | To be paid in Full Upon Application to and Approval by the Court |
| | TOTAL $32,558.04 (est.) | |

Court Approval of Fees Required:

The Court must approve all professional fees listed in this chart. For all fees, except the Clerk's Office fees and U.S. Trustee's fees, the professional (i.e., the attorneys) must file and serve a properly noticed fee application. All fees allowed by the Court will be required to be paid by the Debtor under this Plan.

2.      **Priority Tax Claims**

Priority tax claims are certain unsecured income, employment and other taxes described by §507(a) (8) of the Bankruptcy Code. The Bankruptcy Code requires that each holder of an allowed §507(a)(8) priority tax claim receive, at a minimum, installment payments in cash of a total present value equal to the allowed amount of such claim over a period not exceeding five (5) years after the date of the filing of the Chapter 11 petition.

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Nevertheless, the Debtor has the right and proposes to pay such allowed tax priority claims in full or on or about the Effective Date.

The following chart lists all of the Debtor's known §507(a)(8) priority claims and their treatment under this Plan.

| Description | Tax Priority Amount Owed | Treatment |
|---|---|---|
| Name = Internal Revenue Service<br>Type of tax = Payroll<br>Date tax assessed =2006<br>3rd and 4th Quarter, 2007<br>1st and 2nd Quarter, 2006 | $106,363.99 | Payment Interval-Paid On Effective Date<br>Payment Amount = $106,363.99<br>Begin Date   =   August 15, 2008<br>End Date   =   August 15, 2008<br>Interest Rate 8 =Pursuant to IRC Section 6621<br>Total Payout Amount   =   $106,363.99 |
| Name =EDD<br>Type of tax - Payroll Date tax assessed – 2006<br>3rd and 4th Quarter, 2007<br>1st and 2nd Quarter | $28,502.48 | Payment Interval = Paid on Effective Date<br>Payment Amount =$28,502.48<br>Begin Date =August 15, 2008<br>End Date =August 15, 2008<br>Interest Rate % = N/A<br>Total Payout Amount =$28,502.48 |
| Name =Franchise Tax Board<br>Type of tax =Annual tax plus penalties<br>Date tax assessed - 12/2006 | $1,717.20 | Payment Interval= Paid On Effective Date<br>Payment Amount  =  $1,717.20<br>Begin Date  =  August 15, 2008<br>End Date  =  August 15, 2008<br>Interest Rate %  =  N/A<br>Total Payout Amount  =  $1,717.20 |
| Name =IRS Nevada Corp.<br>Type of tax = Payroll<br>Date tax assessed  =  1st & 4th Quarter 2005, 2nd Quarter 2006 | $23,494.38 | Payment Interval= Paid on Effective Date<br>Payment Amount =$23,494.38<br>Begin Date  =  August 15, 2008<br>End Date  =  August 15, 2008Interest Rate %-IRC Section 6621<br>Total Payout Amount-$23,494.38 |
| Name =IRS Delaware Corp.<br>Type of tax -Payroll<br>Date tax assessed  = 3rd and 4th Quarter 2006, 1st Quarter 2007 | $25,269.82 | Payment Interval-Paid on Effective Date<br>Payment Amount  =  $25,269.82<br>Begin Date  =  August 15, 2008<br>End Date  =  August 15, 2008<br>Interest Rate %-IRC Section 6621<br>Total Payout Amount-$25,269.82 |

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| Description | Tax Priority Amount Owed | Treatment |
|---|---|---|
| Name - Nevada Department of Taxation<br>Type of tax - N/A<br>Date tax assessed - N/A | $751.64 | Payment Interval = Paid on Effective Date<br>Payment Amount  =  $751.64<br>Begin Date  =  August 15, 2008<br>End Date  =  August 15, 2008Interest Rate % =N/A<br>Total Payout Amount - $751.64 |
| Name = State of Nevada<br>Type of tax - N/A<br>Date tax assessed = N/A | $3,723.62 | Payment Interval--Paid on Effective Date<br>Payment Amount  = $3,723.62<br>Begin Date  =  August 15, 2008<br>End Date  =  August 15, 2008<br>Interest Rate % -N/A<br>Total Payout Amount = $3,723.62 |
| Name "LA County Treasurer<br>Type of tax - N/A<br>Date tax assessed - N/A | $1,340.92 | Payment Interval=Paid on Effective Date<br>Payment Amount  =  $1,340.92<br>Begin Date  = August 15, 2008<br>End Date  - August 15, 2008<br>Interest Rate % =N/A<br>Total Payout Amount-$1,340.92 |
| TOTAL: | $191,164.05 | |

## C.   Classified Claims and Interests

### 1.   Classes of Secured Claims

Secured claims are claims secured by perfected and enforceable security interests in and liens on property of the Debtor.  The following chart lists all Debtor's purported secured pre-petition claims and their treatment under this Plan:

| CLASS# | DESCRIPTION | INSIDERS (Y/N) | IMPAIRED (Y/N) | TREATMENT |
|---|---|---|---|---|
| 1 | Name =Los Angeles County Treasurer Collateral description =Unknown Collateral value  =  None Priority of security in  = Unknown Principal owed  = $10,211.13 | No | N/A | Los Angeles County Treasurer filed a secured claim against Debtor for $10,211.13.  Debtor does not own any real property. The claim of Los Angeles County Treasurer shall he objected to.  If this amount |

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| CLASS# | DESCRIPTION | INSIDERS (Y/N) | IMPAIRED (Y/N) | TREATMENT |
|---|---|---|---|---|
| | Pre-pet. arrearage amount = $0 Post-pet. arrearage amount = $0<br>Total claim amount = $10,211.13 | | | is owed, and the claim allowed, it will be treated as a Class 4 claim. If the Debtor does not prevail, this claim will be paid in cash in full to the extent its claim is allowed by the Court as a secured claim. |
| 1 | Secured claim of: Name = Vincent and Teresa Vellardita Collateral description =UCC-1 on furniture, fixtures and equipment<br>Collateral value – not less than $732,620<br>Priority of security int. - senior<br>Pre-pet. arrearage amount = $0<br>Post-pet. Arrearage amount =$0<br>Total claim amount =$350,000<br>Amount secured = $256,417 | Yes | Yes | Pymt interval = N/A<br>Pymt amt/interval = N/A<br>Balloon pymt = N/A<br>Begin date = August 15, 2008<br>End date = August 15, 2008<br>Interest rate % = 0<br>Total payout V-N/A<br>Treatment of Lien=On the Effective Date, Vincent and Teresa Vellardita shall receive common shares of stock in the Debtor in lieu of cash payment. Claimants shall convert their debt of $256,417 into common stock at $.05 per share for a total of 5,128,340 shares pursuant to pre-existing pre-petition conversion rights. |
| 1 | Secured claim of:<br>Name -Richard Shintaku/ICAG, Inc. Collateral description =UCC-1 on furniture, fixtures and Equipment<br>Collateral value = $732,620<br>Priority of security int. - senior<br>Pre-pet. Arrearage amount =$0 Post-pet. arrearage amount = $0<br>Total claim amount =$650,000 | Yes | Yes | Pymt interval = N/A<br>Pymt amt/interval = N/A<br>Balloon pymt = N/A<br>Begin date = August 15, 2008<br>End date = August 15, 2008<br>interest rate % = 0<br>Total payout %=N/A<br>Treatment of Lien-On the Effective Date, Richard Shintaku/ICAG, Inc. shall receive common shares of stock in the Debtor in lieu |

| CLASS# | DESCRIPTION | INSIDERS (Y/N) | IMPAIRED (Y/N) | TREATMENT |
|---|---|---|---|---|
| | Amount secured = $476,203 | | | of cash payment. Claimant shall convert their debt of $476,203into common stock at $0.05 per share for a total of 9,524,060 shares pursuant to pre-existing pre-petition conversion rights. |

## 2.    Classes of Priority (Non-Tax) Unsecured Claims

Certain priority claims that are referred to in §507(a)(3), (4), (5), (6), and (7) of the Bankruptcy Code are required to be placed in Classes.  These types of claims are entitled to priority treatment as follows: the Code requires that each holder of such a claim receive cash on the Effective Date equal to the allowed amount of such claim.  However, a class of unsecured priority claim holders may vote to accept deferred cash payments of a value, as of the Effective Date, equal to the allowed amount of such claims.

The Debtor has no known allowable non-tax priority claims of any type or nature. However, two (2) creditors have asserted claims alleging entitlement to such priority treatment (Carol Noorigian in the amount of $11,653.51 and JAK Dancin, Inc. ("JAK") in the amount of $64,175), which on their face are not entitled to priority status.  The Debtor will seek to reclassify/object to said claims.

The claim of Carol Noorigian is disputed. Claimant was hired as a part time sales representative with a draw on commission. She was terminated after less than 6 months with the Company (and more than 180 days prior to the commencement of the Debtor's Chapter 11 case).  Claimant seeks 1 week of vacation and 1 week of sick pay, but the employee manual

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clearly states that an employee must work until their one year anniversary to be eligible for the vacation/sick pay. Claimants second claim is her claim against draw. Claimant was advanced approximately $35,000 and since her sales never achieved the relevant threshold of sales, claimant is not eligible for her claim. Claimant, as a matter of law, improperly filed her claim as an unsecured non-tax "priority" claim.

The claim of JAK is disputed. While JAK obtained an arbitration award of $64,175.00 based upon a contract with the Debtor with respect to a collaborative venture to develop a show in Las Vegas, Nevada, the Debtor had and maintains claims against JAK in offset thereagainst for contribution and reimbursement for certain liabilities previously incurred by the Debtor due to various and actionable acts and conduct by JAK and/or its principals and as to which a lawsuit previously commenced by the Debtor remains pending. The claim of JAK arose during the period June 7, 2006 and October 31, 2006 (and thus more than 180 days prior to the commencement of the Debtor's Chapter 11 case). Claimant, as a matter of law, improperly filed his claim as an unsecured non-tax "priority" claim.

In the event that the Debtor does not prevail in one or both of its objections to the claims of Carol Noorigian and/or JAK Dancin, Inc., the Debtor will treat their claims to the extent so allowed as either priority claims to be paid in full on the Effective Date or as general unsecured Class 4 claims to be paid over 12 months in the same manner as other allowed general claims within Class 4.

### 3. Classes of General Unsecured Claims

General unsecured clams are unsecured claims not entitled to priority under §507(a) of the Bankruptcy Code. The following chart identifies this Plan's treatment of the Classes containing all of the Debtor's known general unsecured claims, subject to the allowance thereof. One (1) Class of general unsecured claims consists of non-insider general unsecured claims and one (1) Class consists of general unsecured claims, held by shareholders of the Debtor:

| CLASS# | DESCRIPTION | IMPAIRED (Y/N) | TREATMENT |
|---|---|---|---|
| 3 | General unsecured claims<br>Total amt of claims – approx. $205,000<br>Total Creditors-approx. 59 | Yes | Payment Interval = monthly<br>Payment Amount = approx. $17,000 per month<br>Begin Date = August 15, 2008<br>End Date = August 15, 2009<br>Interest Rate - 5%<br>Total Payout =<br>$205,000 plus 5% interest. |
| 4 | Unsecured Claim and Deficiency Claim of Vincent & Teresa Vellardita for $365,729.13 and $93,583 | Yes | To be converted to Common Shares of the Debtor on the Effective Date pursuant to pre-existing pre-petition right of conversion at $0.05 per share for 7,314,583 shares and 1,871,660 shares for a total of 9,186,243 shares. |
| 4 | Unsecured Claim and Deficiency Claim of Richard Shintaku/ICAG, Inc. for $304,000.00 and $173,797 | Yes | To be converted to Common Shares on the Effective Date pursuant to pre-existing pre-petition right of conversion at $0.05 per share for 6,080,000 shares and 3,475,940 shares for a total of 9,555,940 shares. |
| 4 | Unsecured Claim of Bonnie Nelson for $80,000 | Yes | To be converted to Common Shares on the Effective Date pursuant to pre-existing pre-petition right of conversion at $0.05 per share for a total of 1,600,000 shares. |
| 4 | Unsecured Claim of John Fife for $144,673.38 | Yes | To be converted to Common Shares on the Effective Date pursuant to pre-existing pre-petition right of conversion at $0.05 per share for a total of 2,893,468 shares. |

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| 4 | Unsecured Claim of Frank O'Donnell for $10,000 | Yes | To be converted to Common Shares on the Effective Date pursuant to pre-existing pre-petition right of conversion at $0.05 per share for a total of 200,000 shares. |
| --- | --- | --- | --- |

### 3(A)    The General Unsecured Claim of Laurus Master Fund and Chicago Title

On July 16, 2007, the date the Debtor filed for Chapter 11 bankruptcy protection, both Laurus Master Fund and Chicago Title had judgments against the Debtor for attorney fees and costs totaling $562,127.30.  Laurus' claim was allegedly secured by a UCC-1 filing and equaled $496,527.30, while Chicago Title's claim, also allegedly secured by a UCC-1, totaled $65,600.00.  Their UCC-1 filings were both defective and occurred within the ninety (90) days prior to the Debtor's Chapter filing and thus are void and voidable under the Uniform Commercial Code and §547 of the Bankruptcy Code.  The Debtor appealed that adverse decision, and on February 12, 2008, the Court of Appeals for the Second Appellate District of California ruled in favor of Debtor, and against Laurus Master Fund and Chicago Title, vacating and rendering their judgments moot and thereby eliminating their respective claims against the Debtor.

Subsequent to the ruling of the Court of Appeals, Laurus Master Fund nevertheless filed a general unsecured proof of claim for $583,033.87, claiming that its claim is contingent and unliquidated.  As of the date hereof, Chicago Title has not filed any proof of claim.  The current status of the aforesaid previous litigation since the reversal of the judgment on appeal, is that Laurus has filed a Petition for Review with the California Supreme Court.  The entire contingent and unliquidated Laurus claim is premised upon Laurus' hope that it will be at some point in the future the prevailing party in their quest for judgment.  The California

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Supreme Court is expected to rule on the Petition for Review in mid-June, 2008. Assuming said Petition for Review is denied, which the Debtor believes will be the likely result, the litigation will he remanded to the Superior Court in about the first part of July 2008 to allow the Debtor to establish its outstanding and very substantial claims <u>against</u> Laurus and Chicago Title, which are estimated by the Debtor to be in excess of $2 million. The Debtor believes its case against Laurus and Chicago Title would then be heard by the Superior Court in late 2008 or early 2009. If Debtor were to prevail again, and Laurus and Chicago Title then appealed that decision, then the appeal thereon the Debtor's claims against Laurus and Chicago Title would not be resolved for approximately 18 months after the decision, into mid-2010.

On June 11, 2008, the California Supreme Court refused to grant Laurus' Petition for Review. As a result, the February 12, 2008 decision by the Court of Appeals for the Second Appellate District of California is and remains in full force and effect and no longer subject to appeal. Accordingly, the previously obtained adverse judgment by Laurus and Chicago Title against the Debtor has been fully and finally eliminated. Laurus and Chicago Title are therefore not creditors of the Debtor, and, in fact, the Debtor intends to pursue the surviving claims of the Debtor <u>against</u> Laurus and Chicago Title through final judgment or settlement.

### 4.    **Class of Interest Holders**

Interest holders are the parties who hold ownership interest (<u>i.e.</u>, equity securities which, pursuant to §101(16) of the Bankruptcy Code, consist of shares or stock) in the Debtor. The pre-existing pre-petition equity ownership interests and rights of all such interest holders will be left intact and unimpaired. in the Debtor. Inasmuch as the Debtor is a

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corporation, all persons or entities holding preferred or common stock in the Debtor are interest holders, designated as Class 5 hereunder.

### 4(A)    Dilution of Debtor's Shares After New Stock Issuance

The Debtor is authorized by its Articles of Incorporation to issue 250 million shares of common stock and 25 million shares of preferred stock.  The current total outstanding common shares is approximately 12 million, which represents 5% of the total authorized amount of common shares which the Debtor can issue.  The Debtor contemplates issuance of approximately 38 million common shares to insiders who are also debt holders of the Debtor who have the pre-petition, pre-existing right to receive equity for debt.  Of the total amount of common shares contemplated to be issued, a majority of the common shares are to be issued to the insiders of the Debtor (officers/directors).  Insiders are restricted in their ability to sell their holdings of common shares into the public market by various rules of the Securities and Exchange Commission of which the most important rule is Rule 144K of the Securities Act of 1933, as amended.  Rule 144K mandates a two year holding period for stock issued to insiders.  Furthermore, there are strict volume limitations in the amount of shares that an insider may sell after the expiration of the two year holding period, and finally insiders are obligated to report sales of stock to the Securities and Exchange Commission in a public manner thereby allowing shareholders to view the sales publicly.  In summary, the Debtor, will be in the market relatively debt free with a treasury of 200 million common shares (after issuance of all stock contemplated herein) and with insiders restricted from being able to sell their common shares, thereby leaving the balance of the outstanding common shares held by the shareholders of the Debtor free of the dilutive effects of the current issuance.

Equity security holders of the Debtor are unimpaired and they will retain their existing equity interests and related pre-existing, pre-petition equity rights and entitlements.

## D.   Means of Effectuating the Plan

### 1.   Funding for the Plan

The Plan will be funded by the following:

A.   <u>Cash on hand</u>: The Debtor plans to fund the Plan through cash on hand and accumulated by the Effective Date to pay off the allowed Priority Unsecured Tax claims of potentially $191,164.05, and the first month's payment of approximately $17,000 plus interest to its non-priority unsecured creditors.  The Debtor has on hand approximately $170,000.00 and estimates that it will have almost $300,000 available for disbursement on the Effective Date;

B.   <u>Ongoing Business Operations</u>: As outlined above, the Debtor has entered into numerous contracts in the last 120 days since moving out of the 2525 North Naomi property that will assure a steady rate of business-generated cash flow and funding of the Debtor through the full and complete consummation of the Plan.  The Debtor has obtained contracts with Shop Television Network worth $40,000 per month, film library sales of its A.J. Time Travelers properties with Porchlight Productions expected to bring in $450,000 in August 2008, and its World Wrestling Legends/Hot Dish, PCH, and the Platters properties worth $900,000 with payments expected to start in June 2008.  Furthermore, the Debtor has secured another $272,000 in contracts, which revenues are expected to begin flowing before the Effective Date.

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**2.    Post-Confirmation Management:**

The post-Confirmation management shall continue to be vested in Vince Vellardita, as President and CEO.

**3.    Disbursing Agent:**

The Debtor, through its President and CEO Vince Vellardita, shall act as the disbursing agent for the purpose of making all distributions provided for under the Plan. The Disbursing Agent shall serve without a bond and shall continue to receive his normal weekly compensation of $1,500.00 for services rendered and to be rendered.

**III.**

**TREATMENT OF MISCELLANEOUS ITEMS**

**A.    Executory Contracts and Unexpired Leases**

**1.    Assumptions**

On the Effective Date, unexpired leases and executory contracts shall be assumed as obligations of the reorganized Debtor.  The order of the Court confirming the Plan shall constitute an order approving the assumption of each lease and contract.  If you are a party to a lease or contract to be assumed and you object to the assumption of your lease or contract, you must file and serve your objection to this element of the Plan within the deadline for objecting to the confirmation of the Plan.

**2.    Rejections**

On the Effective Date, no executory contracts and unexpired leases are contemplated to be rejected.

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The order confirming the Plan shall constitute an order approving the rejection of any designated lease or contract, if applicable. If you are a party to a contract or lease to be rejected and you object to the rejection of your contract or lease, you must file and serve your objection to this element of the Plan within the deadline for objecting to the confirmation of the Plan.

NO BAR DATE FOR FILING A PROOF OF CLAIM BASED ON A CLAIM ARISING FROM THE REJECTION OF A LEASE OR CONTRACT HAS NOT BEEN SET.

Any claim based on the rejection of an executory contract or unexpired lease, which would be classified as a general unsecured class 4 claim, will be barred if the proof of claim is not timely filed, unless the Court later orders otherwise.

**B.     Changes in Rates Subject to Regulatory Commission Approval**

This Debtor is not subject to governmental regulatory commission approval of its rates.

**C.     Retention of Jurisdiction.**

The Court will retain jurisdiction to the extent provided by law.

**IV.**

**EFFECT OF CONFIRMATION OF PLAN**

**A.     Discharge**

This Plan provides that upon payment of all obligations pursuant to the Plan, the Debtor shall be discharged of liability for payment of debts, claims and liabilities incurred before confirmation of the Plan, to the extent specified in §1141 of the Bankruptcy Code. However, any liability imposed by the Plan will not be discharged.

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**B.**   **Revesting of Property in the Debtor**

Except as provided in Section (IV.F.), and except as provided elsewhere in the Plan, the confirmation of the Plan revests all of the property of the Debtor's estate in the reorganized Debtor.

**C.**   **Modification of Plan**

The Debtor may modify the Plan at any time before confirmation. However, the Court may require a new disclosure statement and/or revoting on the Plan if the Debtor modifies the Plan before confirmation.

The Debtor may also seek to modify the Plan at any time after confirmation so long as (1) the Plan has not been substantially consummated and (2) if the Court authorizes the proposed modifications after notice and a hearing.

**D.**   **Post-Confirmation Status Report**

Within 120 days of the entry of the order confirming the Plan, the Debtor will file a status report with the Court explaining what progress has been made toward consummation of the confirmed Plan. The status report shall be served on the United States Trustee, the twenty (20) largest unsecured creditors, and those parties who have requested notice. Further status reports shall be filed every 120 days and served on the same entities until the Plan is fully consummated.

**E.**   **Quarterly Fees**

Quarterly fees accruing under 28 U.S.C. § 1930(a)(6) through the date of the confirmation of the Plan shall be paid to the United States Trustee on or before the Effective Date of the Plan. Quarterly fees accruing under 28 U.S.C. § 1930(a)(6) after confirmation shall be paid to the United States Trustee in accordance with 28 U.S.C. § 1930(a)(6) until entry of a final decree.

**F.      Post-Confirmation Conversion/Dismissal**

A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(h) of the Bankruptcy Code, after the Plan is confirmed if there is a material default in performing the Plan.  In the event of such future default, and if the Court orders the case converted to Chapter 7 after the Plan is confirmed, then all property that had been property of the Chapter 11 estate, and that has not been disbursed pursuant to the Plan, would revest in the Chapter 7 estate, and the automatic stay would be reimposed upon the revested property only to the extent that relief from stay was not previously granted by the Court during this Chapter 11 case.

**G.      Final Decree**

When the Debtor's Chapter 11 estate has been fully administered as referred to in Bankruptcy Rule 3022, the Debtor, shall file a motion with the Court to obtain a final decree to close this Chapter 11 case.

Date:   June 13, 2008

s/Vincent Vellardita_____
Vincent Vellardita
President
VALCOM, INC.

s/Joseph L. Pittera_____
Signature of Attorney for Valcom, Inc.

Joseph L. Pittera_____
Name of Attorney for Valcom, Inc.

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Law Offices of Joseph L. Pittera
Name of Law Firm for Valcom, Inc.